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News Release - November 26th, 2012
Stock Symbol: (TSXV:PL) | (OTCBB:PALTF)

     Pan American Lithium Corp. Announces
Company Name Change and Shift in Corporate Focus

Pan American Lithium Corp. (TSXV:PL) (OTCCB:PALTF) (the “Company”), is pleased to announce that, effective at the open of market on November 26, 2012, it will change its name to First Potash Corp., which will reflect the Company’s shift in focus toward primarily developing and commercializing potash from its Chilean brine salars.

The Company’s new trading symbol on the TSX Venture Exchange in Canada will be “FSP”, and on the OTC Bulletin Board in the United States will be SALTF. The Company will remain incorporated in British Columbia, Canada, and the headquarters will remain in Tucson, Arizona. The Company’s corporate website will change to www.firstpotashcorp.com.

The Company’s management team decided to shift the Company’s emphasis to commercialize potash, an essential ingredient in fertilizer, from lithium for several reasons.

The first was in response to recent events in the Chilean mining sector. The Chilean government awarded a lithium concession to Sociedad Quimica y Minera in September of this year but subsequently cancelled this contract in the face of opposition from the Chilean congress and legal challenges from other parties with lithium properties in the country. These events have made the legal path towards the commercialization of lithium less clear than ever. The Company is encouraged that there are parties leading the charge to have more stakeholders included in the lithium commercialization process, including Li3 Energy, Inc. in conjunction with one of its investors, POSCAN, the Canadian subsidiary of the Korean multi-industrial conglomerate, which also owns 18% of the Company.

The second reason the Company is changing its focus is because the management team of the Company believes the long-term fundamentals of potash are very attractive, as potash is a major component of fertilizers. The Population Division of the Department of Economic and Social Affairs of the United Nationals published an estimate in 2010 that by the year 2050 there will be close to 9.3 billion people on earth, an increase of more than 2 billion people. For this reason and others, the management team of the Company believes that there will be a very strong, long-term demand for fertilizer materials throughout the world.

The Company maintains its portfolio of ten Brine Salar properties (not hard rock) in the Atacama Region of Chile, that cover a cumulative area in excess of 22,000 hectares and we believe they may have the potential to produce potassium, lithium, and other important minerals from surface lakes and subsurface brines.

“Our company has been working to advance the potash commercialization of our potash properties for some time, and these recent events in Chile just accelerate a process that was already underway,” said Andrew Brodkey, CEO of First Potash Corp. “We believe that Chile is still one of the best mining jurisdictions in the world and we believe the government of Chile will come to a long-term solution with respect to lithum rights. In the meantime, we are very excited about the shift in focus to what we think will be a very attractive commodity resource play, and also one that we believe will be important to help ensure food safety around the world.”

The management team of the Company believes the Company’s Chilean brine salar properties are in the property classification of being lowest-cost producing type that exist to extract potash, and are encouraged by the fact that there is commercial production of potash from other very similar types of projects, including the one in Wendover, Utah by Intrepid Potash, Inc. While traditionally, the majority of potash has been found in hard-rock deposits (like the ones owned by Potash Corp. of Saskatchewan, Inc., as demand continues to grow, there are new projects that are moving towards commercialization in places that are outside the traditional areas with which investors are familiar. Examples include the open-pit mining project Eritrea by South Boulder Mines Ltd., and the solution mining project in Ethiopia by Allana Potash Corp. to name just a few of the projects that may have been unlikely in years past.

About First Potash Corp.:

The Company is a publicly traded company that is engaged in the business of acquiring, exploring, and developing properties throughout the Western Hemisphere that contain Potash. The Company has a portfolio of ten Brine Salar properties in the Atacama Region of Chile, that cover a cumulative area in excess of 22,000 hectares that the Company believes may have the potential to produce Potassium, Lithium, and other important minerals from surface lakes and subsurface brines. The Company’s corporate website is www.firstpotashcorp.com.

FIRST POTASH CORP.
/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO
Tel: (520) 623-3090

Forward Looking Statements

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information includes statements based on current expectations involving a number of risks and uncertainties and such forward-looking statements are not guarantees of future performance of the Company, and include, without limitation, statements that: (i) the Company is encouraged that there are parties leading the charge to have more stakeholders included in the lithium commercialization process; (ii) the Company believes the long-term fundamentals of potash are very attractive, as potash is a major component of fertilizers; (iii) the Company believes that there will be a very strong, long-term demand for fertilizer materials throughout the world; (iv) the Company believes that Chile is still one of the best mining jurisdictions in the world; (v) the Company believes the government of Chile will come to a long-term solution with respect to lithum rights; and (vi) the Company believes the Company’s Chilean brine salar properties are in the property classification of being lowest-cost producing type that exist to extract potash, and are encouraged by the fact that there is commercial production of potash from other very similar types of projects. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information in this news release, including without limitation, the following risks and uncertainties: (i) adverse market conditions; (iii) a decrease in demand for and price of potash; (iv) the inability to obtain, or a change in local governmental or regulatory approval or policies that may adversely affect the exploration work; and (v) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

For further information contact:
Aryn Gruneisen, Corporate Secretary
(520) 989-0032
Email: agruneisen@kriyah.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.